SECURI 05036537 ION

503/3/05

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66542

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/21/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CBW Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3414 Peachtree Road, NE
(No. and Street)

Atlanta (City) Georgia (State) 30326 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Vicki Benjamin (404) 816-0049
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Williams Benator & Libby, LLP
(Name – *if individual, state last, first, middle name*)

1040 Crown Pointe Parkway (Address) Atlanta (City) Georgia (State) 30338 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 1 2005
THOMSON FINANCIAL

FEB 2 4 2005

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Vicki Benjamin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CBW Securities LLC, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DONNA N. DOVER NOTARY Exp. 8-19-06 PUBLIC STATE OF GEORGIA

Notary Public

Signature

Secretary

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CBW SECURITIES LLC
(A DEVELOPMENT STAGE ENTERPRISE
AND A WHOLLY OWNED SUBSIDIARY OF
CASAS, BENJAMIN & WHITE, LLC)

AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2004

with

INDEPENDENT AUDITORS' REPORT

Audited Financial Statements
And Supplementary Information

CBW SECURITIES LLC
(a Development Stage Enterprise and a wholly owned subsidiary of Casas, Benjamin & White, LLC)

December 31, 2004

Audited Financial Statements

Supplementary Information

WILLIAMS
BENATOR
& LIBBY, LLP
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors and Member
CBW Securities LLC
Atlanta, Georgia

We have audited the accompanying statement of financial condition of CBW Securities LLC ("the Company") (a Development Stage Enterprise and a wholly owned subsidiary of Casas, Benjamin & White, LLC) as of December 31, 2004, and the related statements of operations, changes in member's equity, and cash flows for the period from inception (May 21, 2004) through December 31, 2004 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CBW Securities LLC at December 31, 2004, and the results of its operations and its cash flows for the period from inception (May 21, 2004) through December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Williams Benator & Libby, LLP

Atlanta, Georgia
January 20, 2005

1040 Crown Pointe Parkway, NE | Suite 400 | Atlanta, Ga 30338
t) 770.512.0500 | f) 770.512.0200 | www.wblcpa.com
Member of American Institute of Certified Public Accountants and Russell Bedford International

STATEMENT OF FINANCIAL CONDITION

CBW SECURITIES LLC
(a Development Stage Enterprise and a wholly owned subsidiary of Casas, Benjamin & White, LLC)

December 31, 2004

ASSETS

CURRENT ASSETS		
Cash	$	13,316
Prepaid expenses		736
	$	14,052

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES	$	-0-
MEMBER'S EQUITY		14,052
	$	14,052

See notes to financial statements.

STATEMENT OF OPERATIONS

CBW SECURITIES LLC
(a Development Stage Enterprise and a wholly owned subsidiary of Casas, Benjamin & White, LLC)

Period from inception (May 21, 2004) through December 31, 2004

Operating expenses:		
General and administrative expenses		$ 27,610
	LOSS FROM OPERATIONS	(27,610)
Other income:		
Interest income		62
	NET LOSS	$ (27,548)

See notes to financial statements.

STATEMENT OF CHANGES IN MEMBER'S EQUITY

CBW SECURITIES LLC
(a Development Stage Enterprise and a wholly owned subsidiary of Casas, Benjamin & White, LLC)

Period from inception (May 21, 2004) through December 31, 2004

Member's capital contributions	$ 41,600
Net loss for the period	(27,548)
Balance at December 31, 2004	$ 14,052

See notes to financial statements.

STATEMENT OF CASH FLOWS

CBW SECURITIES LLC
(a Development Stage Enterprise and a wholly owned subsidiary of Casas, Benjamin & White, LLC)

Period from inception (May 21, 2004) through December 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(27,548)
Adjustments to reconcile net loss to net cash used by operating activities:		
Expenses paid directly by member and contributed as capital		11,500
Increase in prepaid expenses		(736)
NET CASH USED IN OPERATING ACTIVITIES		(16,784)
CASH FLOWS FROM FINANCING ACTIVITIES		
Member's capital contributions		30,100
NET INCREASE IN CASH AND CASH EQUIVALENTS		13,316
Cash and cash equivalents at beginning of period		-0-
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$	13,316

SUPPLEMENTAL INFORMATION ON NON-CASH FINANCING ACTIVITIES

During the period from inception (May 21, 2004) through December 31, 2004, the Company's member paid expenses totaling $11,500 on behalf of the Company which was recorded as a capital contribution.

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

CBW SECURITIES LLC
(a Development Stage Enterprise and a wholly owned subsidiary of Casas, Benjamin & White, LLC)

December 31, 2004

NOTE A--DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CBW Securities LLC ("the Company") was organized on May 21, 2004 and is engaged in the business of providing financial advisory services, including raising private equity and equity-related capital for companies and assisting companies with mergers and acquisitions. The Company is a wholly owned subsidiary of Casas, Benjamin & White, LLC ("Parent"). The Company is registered with the Securities and Exchange Commission and the National Association of Securities Dealers as a broker-dealer. As of the date of the report, the Company is in the process of training and qualifying its registered representatives and applying for various licenses. No broker-dealer activities had commenced.

Income Taxes: Federal and state income taxes have not been provided for in the financial statements. Under existing law, the Company is not treated as a taxable entity. Rather, the Member must include its allocated share of the Company's income, loss, gain, deduction, and credit in its income tax return.

Cash and Cash Equivalents: For purposes of reporting cash flows, the Company considers demand deposits and all unrestricted, highly liquid investments purchased with an original maturity of three months or less, which can be readily converted to cash on demand, without penalty, to be cash equivalents.

Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B--RELATED PARTY TRANSACTION

The Company entered into an Expense Sharing and Management Agreement ("the Agreement") with its Parent which expires on May 17, 2005. Unless notified in writing by either party, the Agreement automatically renews for additional one year terms. Under the terms of the Agreement, the Parent will provide managerial, administrative, clerical, accounting and other personnel necessary to conduct the Company's business as a broker dealer, within the scope and to the extent directed by the Company.

NOTE B--RELATED PARTY TRANSACTION--Continued

The Agreement requires the Company to reimburse its Parent for certain indirect expenses of the Company incurred by its Parent, as described above, and a monthly management fee that when combined with the indirect expenses for the same month equals 90% of the Company's net income, as defined, for the prior month. No management fees were incurred and no indirect expenses were allocated to the Company by the Parent company for the period from inception (May 21, 2004) through December 31, 2004.

NOTE C--NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (as these terms are defined in the Rule) shall not exceed 8 to one. Net capital and the net capital ratio fluctuate on a daily basis. At December 31, 2004, the ratio of aggregate indebtedness to net capital was 0.0 to one, and net capital was approximately $13,000 more than required.

WILLIAMS
BENATOR
& LIBBY, LLP
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors and Member
CBW Securities LLC
Atlanta, Georgia

We have audited the accompanying financial statements of CBW Securities LLC as of December 31, 2004 and for the period from inception (May 21, 2004) through December 31, 2004, and have issued our report thereon dated January 20, 2005. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the computation of net capital, reconciliation of member's equity, reconciliation of net capital, computation of aggregate indebtedness, computation for determination of reserve requirements and rule 15c3-3 matters at December 31, 2004, are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Williams Benator & Libby, LLP

Atlanta, Georgia
January 20, 2005

1040 Crown Pointe Parkway, NE | Suite 400 | Atlanta, Ga 30338
t) 770.512.0500 | f) 770.512.0200 | www.wblcpa.com
Member of American Institute of Certified Public Accountants and Russell Bedford International

SUPPLEMENTARY INFORMATION

CBW SECURITIES LLC
(a Development Stage Enterprise and a wholly owned subsidiary of Casas, Benjamin & White, LLC)

December 31, 2004

COMPUTATION OF NET CAPITAL

Member's equity, December 31, 2004	$	14,052
Less non-allowable assets--prepaid expenses		736
	$	13,316

RECONCILIATION OF MEMBER'S EQUITY

Member's equity, Form 17A-5, Part IIA	$	14,052
Audited financial statement adjustment to non-allowable assets		-0-
	$	14,052

RECONCILIATION OF NET CAPITAL

Net capital, Form 17A-5, Part IIA	$	13,316
Audited financial statement adjustment to non-allowable assets		-0-
	$	13,316

COMPUTATION OF AGGREGATE INDEBTEDNESS AS DEFINED UNDER RULE 15c3-1

Accounts payable and other current liabilities	$	-0-
Total aggregate indebtedness	$	-0-
Ratio of aggregate indebtedness to net capital		0.0 to 1

See independent auditors' report on supplementary information required by rule 17a-5 of the Securities and Exchange Commission.

CBW SECURITIES LLC
(a Development Stage Enterprise and a wholly owned subsidiary of Casas, Benjamin & White, LLC)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENT UNDER RULE 15c3-3

The provision of the aforementioned rule are not applicable to CBW Securities LLC as the Company carries no margin accounts, does not hold funds or securities for, or owe money or securities to, customers. CBW Securities LLC is therefore exempt under the provisions of Rule 15c3-3(k)(2)(i).

See independent auditors' report on supplementary information required by rule 17a-5 of the Securities and Exchange Commission.

WILLIAMS
BENATOR
& LIBBY, LLP
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors and Member
CBW Securities LLC
Atlanta, Georgia

In planning and performing our audit of the consolidated financial statements and supplemental schedules of CBW Securities LLC ("the Company"), for the period from inception (May 21, 2004) through December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1040 Crown Pointe Parkway, NE | Suite 400 | Atlanta, Ga 30338
t) 770.512.0500 | f) 770.512.0200 | www.wblcpa.com
Member of American Institute of Certified Public Accountants and Russell Bedford International

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Williams Benator + Libby, LLP

Atlanta, Georgia
January 20, 2005